Exhibit 99.1

23 May, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 22 May, 2012 it purchased for cancellation 20,800 Ordinary Shares, at an average price of $21.8164.

Following the cancellation of these shares, the Company will have 60,048,412 Ordinary Shares in issue.